SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                          ________________

                             240.13d-102
                                 SCHEDULE 13G

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
(S)240.13D-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT
TO (S)240.13D-2

                             (Amendment No.  3  )*
                                           -----

                            Hot Topic Inc.
                  -------------------------------------------
                               (Name of Issuer)

                                 Common Stock
                  -------------------------------------------
                        (Title of Class of Securities)

                             441339108
                              ------------------
                                (CUSIP Number)

                         February 26, 1999 (See Note in Item 2 &
Annex II)
          --------------------------------------------------------
---
               Date of Event Which Requires Filing of this
Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [x] Rule 13d-1(b)

          [_ Rule 13d-1(c)

          [_] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

------------------------
  CUSIP NO.  441339108                       13G
------------------------
------------------------------------------------------------------
-------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankAmerica Corporation
------------------------------------------------------------------
-------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2
(a) [_]

(b) [_]
------------------------------------------------------------------
-------------
      SEC USE ONLY
 3
------------------------------------------------------------------
-------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    Delaware
------------------------------------------------------------------
-------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------
------------
                          SHARED VOTING POWER
   BENEFICIALLY      6   511,375


     OWNED BY
                   -----------------------------------------------
------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------
------------
                          SHARED DISPOSITIVE POWER
       WITH          8   511,375

------------------------------------------------------------------
-------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9   511,375

------------------------------------------------------------------
-------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
10                                                          [_]
------------------------------------------------------------------
-------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
         10.57%

------------------------------------------------------------------
-------------
      TYPE OF REPORTING PERSON*
12    HC
------------------------------------------------------------------
-------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
                                     Page 2
------------------------
  CUSIP NO.  441339108                        13G
------------------------
------------------------------------------------------------------
-------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

 NB Holdings Corporation
 -----------------------------------------------------------------
--------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2
(a) [_]

(b) [_]
------------------------------------------------------------------
-------------
      SEC USE ONLY
 3
------------------------------------------------------------------
-------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    North Carolina

------------------------------------------------------------------
-------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------
------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------
------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------
------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          50,150
------------------------------------------------------------------
-------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    50,150
------------------------------------------------------------------
-------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
10                                                [_]
------------------------------------------------------------------
-------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11     1.04%
------------------------------------------------------------------
-------------
      TYPE OF REPORTING PERSON*
12   HC
------------------------------------------------------------------
-------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

------------------------
  CUSIP NO.  441339108                       13G
------------------------
------------------------------------------------------------------
-------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

 NationsBanc Montgomery Securities Holding Company
------------------------------------------------------------------
-------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2
(a) [_]

(b) [_]
------------------------------------------------------------------
-------------
      SEC USE ONLY
 3
------------------------------------------------------------------
-------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4   North Carolina
------------------------------------------------------------------
-------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------
------------
                          SHARED VOTING POWER
   BENEFICIALLY      6   -0-


     OWNED BY
                   -----------------------------------------------
------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------
------------
                          SHARED DISPOSITIVE POWER
       WITH          8   50,150

------------------------------------------------------------------
-------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9   50,150

------------------------------------------------------------------
-------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
10                                                          [_]
------------------------------------------------------------------
-------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
         1.04%
------------------------------------------------------------------
-------------
      TYPE OF REPORTING PERSON*
12   HC
------------------------------------------------------------------
-------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

------------------------
  CUSIP NO.  441339108                       13G
------------------------
------------------------------------------------------------------
-------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

 NationsBanc Montgomery Securities LLC
------------------------------------------------------------------
-------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2
(a) [_]

(b) [_]
------------------------------------------------------------------
-------------
      SEC USE ONLY
 3
------------------------------------------------------------------
-------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4   North Carolina

 -----------------------------------------------------------------
--------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------
------------
                          SHARED VOTING POWER
   BENEFICIALLY      6   -0-
     OWNED BY
                   -----------------------------------------------
------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             50,150

      PERSON       -----------------------------------------------
------------
                          SHARED DISPOSITIVE POWER
       WITH          8   -0-

------------------------------------------------------------------
-------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    50,150
------------------------------------------------------------------
-------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
10                                                [_]
------------------------------------------------------------------
-------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11       1.04%
------------------------------------------------------------------
-------------
      TYPE OF REPORTING PERSON*
12   IA
------------------------------------------------------------------
-------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

------------------------
  CUSIP NO.  441339108                        13G
------------------------
------------------------------------------------------------------
-------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

 BankAmerica Capital Corporation
 -----------------------------------------------------------------
--------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2
(a) [_]

(b) [_]
------------------------------------------------------------------
-------------
      SEC USE ONLY
 3
------------------------------------------------------------------
-------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    California

------------------------------------------------------------------
-------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            8,928

      SHARES       -----------------------------------------------
------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------
------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             8,928

      PERSON       -----------------------------------------------
------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------
-------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    8,928
------------------------------------------------------------------
-------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
10                                                [_]
------------------------------------------------------------------
-------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11     .18%
------------------------------------------------------------------
-------------
      TYPE OF REPORTING PERSON*
12   CO
------------------------------------------------------------------
-------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

------------------------
  CUSIP NO.  441339108                       13G
------------------------
------------------------------------------------------------------
-------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

 Bank of America NT&SA
------------------------------------------------------------------
-------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2
(a) [_]

(b) [_]
------------------------------------------------------------------
-------------
      SEC USE ONLY
 3
------------------------------------------------------------------
-------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4   US National Bank
------------------------------------------------------------------
-------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            4,780
      SHARES       -----------------------------------------------
------------
                          SHARED VOTING POWER
   BENEFICIALLY      6   447,517


     OWNED BY
                   -----------------------------------------------
------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             4,780

      PERSON       -----------------------------------------------
------------
                          SHARED DISPOSITIVE POWER
       WITH          8   447,517

------------------------------------------------------------------
-------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9   452,297

------------------------------------------------------------------
-------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
10                                                          [_]
------------------------------------------------------------------
-------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
         9.34%
------------------------------------------------------------------
-------------
      TYPE OF REPORTING PERSON*
12   BK
------------------------------------------------------------------
-------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

------------------------
  CUSIP NO.  441339108                       13G
------------------------
------------------------------------------------------------------
-------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

 BankAmerica Ventures
------------------------------------------------------------------
-------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2
(a) [_]

(b) [_]
------------------------------------------------------------------
-------------
      SEC USE ONLY
 3
------------------------------------------------------------------
-------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4   California
------------------------------------------------------------------
-------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            402,766
      SHARES       -----------------------------------------------
------------
                          SHARED VOTING POWER
   BENEFICIALLY      6   -0-


     OWNED BY
                   -----------------------------------------------
------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             402,766

      PERSON       -----------------------------------------------
------------
                          SHARED DISPOSITIVE POWER
       WITH          8   -0-

------------------------------------------------------------------
-------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9   402,766

------------------------------------------------------------------
-------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
10                                                          [_]
------------------------------------------------------------------
-------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
         8.32%
------------------------------------------------------------------
-------------
      TYPE OF REPORTING PERSON*
12   IA
------------------------------------------------------------------
-------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

------------------------
  CUSIP NO.  441339108                       13G
------------------------
------------------------------------------------------------------
-------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

 BA Venture Partners I
------------------------------------------------------------------
-------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2
(a) [_]

(b) [_]
------------------------------------------------------------------
-------------
      SEC USE ONLY
 3
------------------------------------------------------------------
-------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4   California
------------------------------------------------------------------
-------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            44,751
      SHARES       -----------------------------------------------
------------
                          SHARED VOTING POWER
   BENEFICIALLY      6   -0-


     OWNED BY
                   -----------------------------------------------
------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             44,751

      PERSON       -----------------------------------------------
------------
                          SHARED DISPOSITIVE POWER
       WITH          8   -0-

------------------------------------------------------------------
-------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9   44,751

------------------------------------------------------------------
-------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
10                                                          [_]
------------------------------------------------------------------
-------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
         .92%
------------------------------------------------------------------
-------------
      TYPE OF REPORTING PERSON*
12 OO
13 ---------------------------------------------------------------
----------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1  (a)  Name of Issuer:       Hot Topic, Inc.

        (b)  Address of Issuer's
             Principal Executive   3410 Pomona Boulevard
           Offices:               Pomona, CA 91768


Item 2  (a)  Names of Person Filing:
                    BankAmerica Corporation (BAC)*
                    Bank of America NT&SA (BANT&SA)
                    NB Holdings Corporation
                    NationsBank NA
                    NationsBanc Montgomery Holdings Corp
                    NationsBanc Montgomery Securities LLC
                    BankAmerica Capital Corporation
                    BankAmerica Ventures
                    BA Ventures I

        (b)  Address of Principal
           Business Offices:       See Annex I


        (c)  Citizenship:          See Annex I


        (d)  Title of Class of            Common Stock
             Securities:


        (e)  CUSIP Number:         441339108

* On September 30, 1998, BankAmerica Corporation, a Delaware corporation merged with and into NationsBank Corporation, which was the surviving corporation in the Merger and then changed its name to "BankAmerica Corporation" ("BankAmerica"). As a result of the mergers, BankAmerica succeeded to the assets and liabilities of both NationsBank and Old BankAmerica. Additional information regarding these mergers is set forth in NationsBank's Current Report on Form 8-K filed April 17, 1998, as amended.

          BankAmerica is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, with its principal executive offices located in Charlotte, North Carolina.

**On February 26, 1999, Robertson Stephens Investment Management
(RSIM), lead by a group of senior managers of RSIM, completed its purchase of the firm from BankAmerica Corporation. This filing reflects the BankAmerica Corporation amended position in this holding, less the Robertson Stephens positions previously reported as part of BankAmerica Corporation holdings. See the Annex II for a listing of RSIM entities.

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b)
           or (c), check whether the person filing is a:

             (a) [_]   Broker or Dealer registered under Section
15 of the Act
                    (15 U.S.C. 78o)

             (b) [X]   Bank as defined in Section 3(a)(6) of the
Act (15 U.S.C.
                    78c)

           (c) [_]   Insurance Company as defined in Section
3(a)(19) of the
                       Act (15 U.S.C. 78c)

             (d) [_]   Investment Company registered under Section
8 of the
                       Investment Company Act (15 U.S.C. 80a-8)

           (e) [x]   An investment adviser in accordance with
(S)240.13d-
                    1(b)(1)(ii)(E)

             (f) [_]   An employee benefit plan or endowment fund
in accordance
                    with (S)240.13d-1(b)(1)(ii)(F)

             (g) [x]   A parent holding company or control person
in accordance
                    with (S)240.13d-1(b)(ii)(G)

           (h) [_]   A savings association as defined in Section
3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813)

           (i) [_]   A church plan that is excluded from the
definition of an
                    investment company under section 3(c)(14) of
the
                    Investment Company Act of 1940 (15 U.S.C. 80a-
3)

           (j) [_]   Group, in accordance with (S)240.13d-
1(b)(1)(ii)(J)


If this statement is filed pursuant to (S)240.13d-1(c), check this box. [_]

Item 4       *Ownership

             With respect to the beneficial ownership of the
reporting entity as      of 2-28-99, see Items 5 through 11,
inclusive, of the respective cover      pages of this Schedule 13G
applicable to such entity which are     incorporated herein by
reference.

___________
*    By virtue of the corporate relationships between Reporting
Persons as
     described in Item 7, BAC (the parent company) may be deemed to possess
     indirect beneficial ownership of shares beneficially owned directly by its
     subsidiaries. Similarly, higher tier BAC subsidiaries may be
deemed to      possess indirect beneficial ownership of shares
beneficially owned directly by lower tier BAC subsidiaries. The power to vote and to dispose of shares may be deemed to be shared
between entities due to their      corporate relationships.

Item 5       Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_]

Item 6       Ownership of More than Five Percent on Behalf of
Another Person.

             Not Applicable.

 Item 7       Identification and Classification of the
Subsidiaries Which
             Acquired the Security Being Reported on by the Parent
Holding
             Company.

 Pursuant to Rule 13d-1(b)(1)(ii)(G) of the Securities Exchange
Act of 1934, BankAmerica Corporation is filing this Form 13GA as a parent holding company of the following:
               See Annex I

Item 8       Identification and Classification of Members of the
Group.

             Not Applicable.


Item 9       Notice of Dissolution of Group.

             Not Applicable.

Item 10     Certification.

[x]       By signing below I certify that, to the best of my
knowledge and
          belief, the securities referred to above were acquired
and are held
          in the ordinary course of business and were not acquired
and are             not held for the purpose of or with the effect
of changing or
          influencing the control of the issuer of the securities
and were            not acquired and are not held in connection
with or as a                  participant in any transaction
having that purpose or effect.               (13d-1(b)).

[_]       By signing below I certify that, to the best of my
knowledge and            belief, the securities referred to above
were not acquired and are          not held for the purpose of or
with the effect of changing or               influencing the
control of the issuer of the securities and were            not
acquired and are not held in connection with or as a
          participant in any transaction having that purpose or
effect.             (13d-1(c)).

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: March 5, 1999

     BANKAMERICA CORPORATION*
     BANK of AMERICA NT&SA
     NB HOLDINGS CORP
     NATIONSBANK NA
     NATIONSBANC MONTGOMERY HOLDINGS CORP.
     NATIONSBANC MONTGOMERY SECURITIES LLC
     BANKAMERICA CAPITAL CORPORATION
     BANKAMERICA VENTURES
     BA VENTURE PARTNERS I




*By: /s/ Satish Pattegar

Senior Vice President
Corporate Compliance
BankAmerica Corporation

                                   EXHIBIT A
                                   ---------

                             JOINT FILING AGREEMENT
                             ----------------------


     The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


Date: March 5, 1999

BANKAMERICA CORPORATION*
     BANK of AMERICA NT&SA
     NB HOLDINGS CORP
     NATIONSBANK NA
     NATIONSBANC MONTGOMERY HOLDINGS CORP.
     NATIONSBANC MONTGOMERY SECURITIES LLC
     BANKAMERICA CAPITAL CORPORATION
     BANKAMERICA VENTURES
     BA VENTURE PARTNERS I






*By: /s/ Satish Pattegar

Senior Vice President
Corporate Compliance
BankAmerica Corporation















                                     Page 16

                                    Annex I

     This Annex identifies certain entities which may be filing parties of the attached Schedule or which may be referred to in the filing.

The principal address of the following entities is: 100 North
Tryon Street, Charlotte, NC 28255.

I.     (a)    BankAmerica Corporation ("BAC") is a Delaware
corporation.               It wholly owns Robertson Parent.

       (b)    registered bank holding company


III. (a) NB Holdings Corporation is a wholly owned holding company of
BankAmerica Corporation. NationsBank NA and NationsBanc Montgomery Holdings Corp. are subsidiaries of NB Holdings Corp.

(b)  Holding company


IV.   (a)   Bank of America National Trust and Savings Association
("BANTSA")            is a national banking association organized
under the laws of the           United States.

(b) national bank

(c) 555 California St., San Francisco, CA 94104


V. (a) NationsBank NA is a national bank organized under the laws of the
          United States.

(b)  National bank

(c)  110 South Tryon St. Charlotte, NC 28255

The principal address of the following entities is: 600 Montgomery St., San Francisco, CA 94111.

VI. (a) NationsBanc Montgomery Holdings Corp. is a wholly owned holding company of NB Holdings Corporation. NationsBanc Montgomery
Securities LLC is a subsidiary of NationsBanc Montgomery Holdings
Corp.

(c)  Holding company


VII. (a)  NationsBanc Montgomery Securities LLC is a North
Carolina subsidiary
of NationsBanc Montgomery Holdings Corp.  It is a registered
Investment Advisor.

(b)  registered investment advisor

VIII. (a) BankAmerica Capital Corporation is a California company, a subsidiary of BankAmerica Corporation.

(b) Investments in securities

(c) Chicago, Illinois


IX.   (a)  BankAmerica Ventures a subsidiary of Bank of America
NT&SA.

(b) Investment Advisor

(c) 950 Tower Lane Suite 700, Foster City, CA 94104


X.    (a)   BA Venture Partners I a subsidiary of Bank of America
NT&SA.

(b) Investments

(d) 950 Tower Lane Suite 700, Foster City, CA 94104

                    Annex II

                ROBERTSON STEPHENS INVESTMENT MANAGEMENT

                    Registered Investment Companies


     Each of the following entities is a series of Robertson Stephens Investment Trust, a Massachusetts business trust. The investment adviser for each of such entities is Robertson, Stephens & Company Investment Management, L.P. Each is an investment company registered under the Investment Company Act of 1940, with principal office and principal place of business at 555 California Street, Suite 2600, San Francisco, CA 94104:


     The Contrarian Fund ("Contrarian")
     The Robertson Stephens Developing Countries Fund ("Developing
Countries")
     The Robertson Stephens Diversified Growth Fund ("Diversified
Growth")
     The Robertson Stephens Emerging Growth Fund ("Emerging
Growth")
     The Robertson Stephens Growth & Income Fund ("Growth &
Income")
     The Information Age Fund(TM) ("Information Age")
     The Robertson Stephens Global Natural Resources Fund
("Natural                "Resources")
     The Robertson Stephens Global Value Fund ("Global Value")
     The Robertson Stephens MicroCap Growth Fund ("Micro-Cap
Growth")
     The Robertson Stephens Partners Fund ("Partners")
     The Robertson Stephens Value + Growth Fund ("Value + Growth")



                         Other Entities

     The principal office and principal place of business of the following entities is 555 California Street, Suite 2600, San
Francisco, CA  94104:


I.   (a)    Bayview Holdings, Inc. ("Bayview Holdings") is a
Delaware                  corporation. Bayview Holdings a wholly
owned subsidiary of                      Robertson Parent.  It is
managing member of Private Equity Group.

       (b)    holding company


II.    (a)       Bayview Investors, Ltd. ("Bayview") is a
California limited              partnership.

       (b)    investments in securities


III.     (a)  The Robertson Stephens Orphan Fund, L.P. ("Orphan")
is a                       California limited partnership.
Investment Adviser is the general         partner.

       (b)    investments in securities

IV.    (a)       The Robertson Stephens Orphan Offshore Fund, L.P.
("Orphan              Offshore") is a Cayman Islands limited
partnership.
              Investment Adviser is the investment adviser.

       (b)    investment in securities


V.   (a)    Robertson Stephens Investment Management Co.
("Robertson Parent")            is a Delaware corporation. It is
wholly owned by BAC. It owns              Bayview Holdings.

       (b)    holding company


VI.  (a)    Robertson, Stephens & Company Investment Management,
L.P.                  ("Investment Adviser") is a California
limited partnership. It is
              investment adviser to the Registered Investment
Companies and              Orphan Offshore and General partner of
Orphan and Emerging Growth           Partners.

       (b)    registered investment advisor


VII.    (a)   Robertson, Stephens & Company Private Equity Group,
L.L.C.                ("Private Equity Group") is a Delaware
limited liability company.           It is general partner of
Bayview and Bayview VI. It is limited
            partner of Venture IV. Bayview Holdings is managing member of
            Private Equity Group.

       (b)    holding company


VIII.     (a)    Bayview Investors VI, L.P. ("Bayview VI") is a
California limited         partnership.  It is general partner of
Emerging Growth Partners,            L.P. ("Emerging Growth
Partners").  Private Equity Group is its
     (b)     investments in securities


IX.   (a)   Robertson Stephens Emerging Growth Partners, L.P. is a
California            limited partnership.  Bayview VI and
Investment Adviser are its           general partners.

      (b)     investments in securities


X.  (a)     RS & Co. IV, L.P. ("IV LP") is a Delaware limited
partnership.
          investment advisor.

     (b)  investments in securities

XI.  (a)   RS & Co. Venture Partners IV ("Venture IV"), is a
Delaware
           limited partnership.  Its general partners are M.
Kathleen Behrens
           and David L. Goldsmith. Its investment adviser is Investment
           Adviser.  It is general partner to IV LP.

     (b)    holding company